Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People’s Republic of China 510627

December 7, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Tanke Biosciences Corporation Registration Statement on Form S-1 File No. 333-172240

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of the Registration Statement on Form S-1 for Tanke Biosciences Corporation, File No. 333-172240, to 3:00 p.m., Eastern Time, on Tuesday, December 11, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By:	/s/ Guixiong Qiu
Name:	Guixiong Qiu
Title:	Chief Executive Officer